FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, November 10, 2010 – Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 3rd quarter of 2010 (3Q10). The Company’s operating and financial information was prepared in accordance with the accounting practices adopted in Brazil and Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a GPA Food basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current Corporate Law (Law 6404). All comparisons are with the third quarter of 2009 (3Q09), except where stated otherwise. The information about the 3Q09 and 9M09 has not been reviewed by the auditors.

CONSOLIDATED

In 3Q10, consolidated gross sales totaled R$7,939.6 million and EBITDA stood at R$493.5 million, 41.8% up on 3Q09, with EBITDA margin of 7.0%

  GPA’s consolidated gross sales totaled R$7,939.6 million in 3Q10, 15.6% up on 3Q09, while net sales came to R$7,100.4 million, up by 16.6%.

  Consolidated EBITDA reached R$493.5 million, a 41.8% year-on-year improvement and 24.9% higher than the previous quarter, accompanied by an EBITDA margin of 7.0%.

  The consolidated result of FIC, expressed through equity income, amounted to R$11.7 million in the quarter.

  Consolidated net income totaled R$115.1 million. Adjusted net income excluding non-recurring effects reached R$132.6 million and net margin of 1.9%.

GPA FOOD

Also in 3Q10, GPA Food s gross and net sales grew by 10.0% and 10.1% respectively

  Gross sales totaled R$6,219.4 million in 3Q10, while net sales came to R$5,585.9 million, respective year-on-year growth of 10.0% and 10.1%.

  In same-store(1) terms, gross sales moved up by 7.7%.

  Gross profit came to R$1,443.9 million, 12.1% higher than in 3Q09, with a gross margin of 25.9%.

  EBITDA stood at R$416.4 million in absolute terms, a 16.9% improvement over 3Q09, with an EBITDA margin of 7.5%, versus 7.0% in 3Q09.

  Assaí’s EBITDA came to R$25.6 million in 3Q10, a 46.9% year-on-year improvement, with a margin of 3.5%.

  GPA’s net income totaled R$138.0 million. Adjusted net income excluding non-recurring effects reached R$143.6 million, with a margin of 2.6%.

(1) Same-store concept - includes only those stores that have been operational for at least 12 months, therefore including the Ponto Frio stores as of this quarter.

Financial and Operating Highlights
	3Q10	3Q09		9M10	9M09
	consolidated	consolidated	Chg.	consolidated	consolidated	Chg.
	( inc. Globex)	(inc. Globex)		( inc. Globex)	( inc. Globex)
(R$ million)(1)
Gross Sales	7,939.6	6,866.3	15.6%	23,540.7	17,799.0	32.3%
Net Sales	7,100.4	6,088.2	16.6%	21,051.8	15,736.5	33.8%
Gross Profit	1,744.2	1,448.3	20.4%	5,051.4	3,891.9	29.8%
Gross Margin - %	24.6%	23.8%	80 bps(2)	24.0%	24.7%	-70 bps(2)
Total Operating Expenses	1,250.8	1,100.2	13.7%	3,752.6	2,886.5	30.0%
% of Net Sales	17.6%	18.1%	-50 bps(2)	17.8%	18.3%	-50 bps(2)
EBITDA	493.5	348.1	41.8%	1,298.8	1,005.5	29.2%
EBITDA Margin - %	7.0%	5.7%	130 bps(2)	6.2%	6.4%	-20 bps(2)
Income before Income Tax	171.8	127.3	35.0%	434.7	445.4	-2.4%
Net Income	115.1	164.6	-30.1%	303.6	391.2	-22.4%
Net Margin - %	1.6%	2.7%	-110 bps(2)	1.4%	2.5%	-110 bps(2)
(1) Totals may not tally as the figures are rounded off.
(2) basis points

Sales performance
Gross sales grew by 10.0% in the quarter

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
Gross Sales	6,219.4	5,652.3	10.0%	18,849.6	16,585.0	13.7%
Net Sales	5,585.9	5,074.3	10.1%	16,943.8	14,722.6	15.1%
(1) Totals may not tally as the figures are rounded off

In the third quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 10.0% over the same period last year to R$6,219.4 million, while net sales climbed by 10.1% to R$5,585.9 million.

In same‐store terms (i.e. stores that have been operational for at least 12 months), gross sales grew by 7.7%, giving real growth of 3.0% when deflated by the IPCA consumer price index. Net sales recorded nominal growth of 7.8%.

Also on a same‐store basis, gross food sales grew by 7.6% in the period, with beverages and personal care & household cleaning products doing particularly well. Non‐food sales climbed by 7.8%, led by the general merchandise and textile category, which recorded higher increases than the non‐food average.

It is worth noting that same‐store non‐food sales would have moved up by 13.1% if fuel sales, which fell by 11.6% year‐on‐year and accounted for 4% of total sales, had been excluded.

The Group’s best‐performing formats were Assaí and Extra Supermercados, which posted gross same‐store sales growth of 19.6% and 24.1% respectively, thanks to a higher customer flow and an increase in the average ticket.

In addition, new strategies to increase the number of products per ticket were implemented in all formats.

In the first nine months of 2010, GPA reported gross sales of R$18,849.6 million and net sales of R$16,943.8 million, 13.7% and 15.1% up, respectively, on the first nine months of 2009.

In same‐store terms, gross sales climbed by 10.4%, giving real growth of 5.2% when deflated by the IPCA, while net sales recorded nominal growth of 11.7%. Sales of food and non‐food products increased by 9.6% and 13.1%, respectively.

In 4Q10, the Company reaffirmed its commitment to its GPA Food gross sales guidance of R$26.0 billion in 2010.

CONSOLIDATED

	3Q10	3Q09		9M10	9M09
	consolidated	consolidated	Chg.	consolidated	consolidated	Chg.
(R$ million)(1)	( inc. Globex)	(inc. Globex)		( inc. Globex)	( inc. Globex)
Gross Sales	7,939.6	6,866.3	15.6%	23,540.7	17,799.0	32.3%
Net Sales	7,100.4	6,088.2	16.6%	21,051.8	15,736.5	33.8%
(1) Totals may not tally as the figures are rounded off

In the third quarter, GPA’s consolidated gross sales grew by 15.6% year‐on‐year to R$7,939.6 million, while net sales moved up by 16.6% to R$7,100.4 million.

In same‐store terms(4) (i.e. stores that have been operational for at least 12 months, therefore including those Ponto Frio stores that meet this criterion as of this quarter), gross sales grew by 12.5%,  giving real growth of 7.2% when deflated by the IPCA. Net sales recorded nominal growth of 13.1% year‐on‐year.

In the first nine months, GPA recorded consolidated gross and net sales of R$23,540.7 million and R$21,051.8 million, up by 32.3% and 33.8%, respectively, on the same period last year.

GPA’s consolidated gross sales guidance for 2010 is R$33.0 billion and, given the year‐to‐date results, we expect to reach this target.

(3) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(4) Ponto Frio’s same‐store concept includes physical and electronic/wholesale sales.

Gross Profit
Gross profit, excluding Globex, came to R$1,443.9 million, growth of 12.1% in the quarter.

GPA FOOD

	3Q10 ( exc. Globex)	3Q09 ( exc. Globex)	Chg.	9M10 ( exc. Globex)	9M09 ( exc. Globex)	Chg.

(R$ million)(1)
Gross Profit	1,443.9	1,287.6	12.1%	4,248.6	3,731.2	13.9%
Gross Margin - %	25.9%	25.4%	50 bps (2)	25.1%	25.3%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, GPA’s gross profit totaled R$1,443.9 million, 12.1% up year‐on‐year, accompanied by a gross margin of 25.9%, up by 50 bps over 3Q09 and also an improvement over the 24.8% recorded in 2Q10. Excluding Assaí, GPA’s gross margin would have come to 27.5%, 80 bps higher than 3Q09.

The main factors contributing to the year‐on‐year improvement were:

(i) more advantageous negotiations with suppliers;

(ii) improved operational management; and

(iii) implementation of a pricing management tool.

In the first nine months, gross profit amounted to R$4,248.6 million, 13.9% up on the same period last year, accompanied by a gross margin of 25.1%, 20 bps less than the 25.3% recorded in 9M09, also impacted by the change in the ICMS tax substitution regime.

CONSOLIDATED

	3Q10 consolidated ( inc. Globex)	3Q09 consolidated (inc. Globex)	Chg.	9M10 consolidated ( inc. Globex)	9M09 consolidated ( inc. Globex)	Chg.

(R$ million)(1)
Gross Profit	1,744.2	1,448.3	20.4%	5,051.4	3,891.9	29.8%
Gross Margin - %	24.6%	23.8%	80 bps(2)	24.0%	24.7%	-70 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated gross profit came to R$1,744.2 million, with a margin of 24.6%, 80 bps more than the 23.8% recorded in 3Q09 despite the increased share of electronics/household appliances in the product mix. These items have lower margins than food products.

In the first nine months, gross profit totaled R$5,051.4 million, a 29.8% improvement over the first nine months of 2009, while the gross margin stood at 24.0%.

Total Operating Expenses
Operating expenses, excluding Globex, remained stable in the quarter,accounting for 18.4% of net sales

GPA FOOD

	3Q10	3Q09	Chg.	9M10	9M09	Chg.
(R$ million)(1)	(exc. Globex)	(exc. Globex)		(exc. Globex)	(exc. Globex)
Selling Expenses	863.2	784.1	10.1%	2,601.9	2,296.4	13.3%
Gen. Adm. Exp.	164.4	147.1	11.7%	493.4	421.1	17.2%
Total Operating Expenses	1,027.5	931.2	10.3%	3,095.3	2,717.5	13.9%
% of Net Sales	18.4%	18.4%	0 bps (2)	18.3%	18.5%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009

The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the third quarter, total operating expenses (including selling, general and administrative expenses) increased by 10.3% year‐on‐year to R$1,027.5 million, chiefly due to four factors:

(i) higher personnel and social benefit expenses;

(ii) increased expenses with advertising and marketing;

(iii) expenses with technology to support business expansion in the coming years; and

(iv) opening of new stores

Despite these upturns, GPA managed to maintain operating expenses at 18.4% as a percentage of net sales, same level as presented in 3Q09, which demonstrates dilution of other expenses.

In the first nine months, total operating expenses came to R$3,095.3 million, 13.9% more than in 9M09, representing 18.3% of net sales, 20 bps less than the 18.5% recorded in the same period last year.

CONSOLIDATED

	3Q10 consolidated (inc. Globex)	3Q09 consolidated (inc. Globex)	Chg.	9M10 consolidated (inc. Globex)	9M09 consolidated (inc. Globex)	Chg.

(R$ million)(1)
Selling Expenses	1,063.5	943.8	12.7%	3,180.8	2,456.0	29.5%
Gen. Adm. Exp.	187.3	156.5	19.7%	571.8	430.4	32.8%
Total Operating Expenses	1,250.8	1,100.2	13.7%	3,752.6	2,886.5	30.0%
% of Net Sales	17.6%	18.1%	-50 bps(2)	17.8%	18.3%	-50 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Reclassification in Selling, General and Administrative Expenses in 2009
The Selling and General and Administrative Expenses lines were reclassified in 2009 in order to allow for better comparisons.

In the third quarter, operating expenses amounted to R$1,250.8 million, equivalent to 17.6% of net sales, 50 bps less than in 3Q09.

In the first nine months, total operating expenses stood at R$3,752.6 million, equivalent to 17.8% of net sales, 50 bps down year‐on‐year.

EBITDA GPA Food's EBITDA margin came to 7.5% in the quarter

GPA FOOD

	3Q10	3Q09	Chg.	9M10	9M09	Chg.
(R$ million)(1)	(exc. Globex)	(exc. Globex)		(exc. Globex)	(exc. Globex)
EBITDA	416.4	356.3	16.9%	1,153.4	1,013.8	13.8%
EBITDA Margin - %	7.5%	7.0%	50 bps (2)	6.8%	6.9%	-10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, EBITDA totaled R$416.4 million, 16.9% up year‐on‐year, outpacing period sales growth of 10.0% thanks to the increase in gross profit and the expense dilution, as mentioned previously. The EBITDA margin stood at 7.5%, 50 bps up on 3Q09 and the Group’s best EBITDA margin of the year.

GPA’s EBITDA excluding Assaí came to R$390.7 million, up by 13.6%, with a margin of 8.1%, 60 bps more than the 7.5% reported in 3Q09.

Assaí recorded an EBITDA margin of 3.5% in 3Q10, 10 bps more than in 3Q09 (further details in the section on Assaí).

In the first nine months, EBITDA totaled R$1,153.4 million, growth of 13.8%, with a margin of 6.8%, versus 6.9% in 9M09.

CONSOLIDATED

	3Q10 consolidated (inc. Globex)	3Q09 consolidated (inc. Globex)	Chg.	9M10 consolidated (inc. Globex)	9M09 consolidated (inc. Globex)	Chg.

(R$ million)(1)
EBITDA	493.5	348.1	41.8%	1,298.8	1,005.5	29.2%
EBITDA Margin - %	7.0%	5.7%	130 bps(2)	6.2%	6.4%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated EBITDA stood at R$493.5 million, 41.8% up on 3Q09, with a margin of 7.0%, a 130 bps improvement over 3Q09.

In the first nine months, EBITDA amounted to R$1,298.8 million, with a margin of 6.2%.

The Company is reaffirming its beginning‐of‐year guidance of exceeding EBITDA of R$1.8 billion by year‐end.

Net Financial Result
Financial result increases due to higher net debt in the period
GPA FOOD

	3Q10 (exc. Globex)	3Q09 (exc. Globex)	Chg.	9M10 (exc. Globex)	9M09 (exc. Globex)	Chg.

(R$ million)(1)
Financ. Revenue	75.0	66.0	13.7%	212.0	186.9	13.4%
Financ. Expenses	(177.1)	(113.9)	55.5%	(483.3)	(367.2)	31.6%
Net Financial Income	(102.1)	(47.9)	113.0%	(271.3)	(180.2)	50.5%
(1) Totals may not tally as the figures are rounded off

In the third quarter, the net financial expense came to R$102.1 million, equivalent to 1.8% of net sales, chiefly due to the increase in the net debt from R$597 million in 3Q09 to R$1,788 million in 3Q10 and the period upturn in the SELIC base rate (see page 7 below, “Net Debt”)

The net financial expense of R$102.1 million in 3Q10 was the result of three factors:

(i) interest on the net bank debt totaling R$54.4 million, representing 1.0% of net sales, 30 bps higher than the 2Q10 ratio, fueled by the period increase in net debt and the SELIC base rate.

(ii) Discounted receivables of R$28.2 million, equivalent to 0.5% of net sales, in line with the 2Q10 figure, despite the increase in the SELIC base rate. The average term is of 36 days and an average cost of 109.5% of CDI.

(iii) Other assets and liabilities restated by the CDI rate (i.e. taxes paid in installments and court deposits included in the balance sheet), totaling R$19.5 million, equivalent to 0.3% of net sales.

Net Debt

Net debt increased, as shown in the graph below, mainly due to: (i) expenditure of R$598 million on acquisitions, including R$471 million paid to Globex’s shareholders; (ii) investments of R$98 million in the expansion of Assaí; and (iii) a R$194 million loan with Globex.

 (1) end of period

In the first nine months, the net financial expense was R$271.3 million, 50.5% higher than the 3Q09 expense.

CONSOLIDATED

	3Q10 consolidated (inc. Globex)	3Q09 consolidated (inc. Globex)	Chg.	9M10 consolidated (inc. Globex)	9M09 consolidated (inc. Globex)	Chg.

(R$ million)(1)
Financ. Revenue	77.4	69.0	12.2%	221.8	190.0	16.7%
Financ. Expenses	(269.2)	(136.4)	97.3%	(687.0)	(389.7)	76.3%
Net Financial Income	(191.7)	(67.4)	184.3%	(465.2)	(199.7)	132.9%
(1) Totals may not tally as the figures are rounded off

In the third quarter, GPA’s consolidated net financial expense was R$191.7 million, equivalent to 2.7% of net sales.

It is worth noting the recognition of R$18.0 million in non‐recurring costs from Globex this quarter, due to the change in the criterion for booking the cost of discounted receivables, which are now recognized in the same month as the discount.

Excluding this non‐recurring effect, the net financial expense would have been R$173.7 million, equivalent to 2.4% of net sales.

In the first nine months, the net financial expense came to R$465.2 million, or R$415.2 million excluding the nonrecurring effect of R$ 50.0 million in 9M10.

Equity Income
FIC s result came to R$11.7 million in the quarter

CONSOLIDATED

Since the third quarter of 2009, FIC (Financeira Itaú CBD) has also been operating Globex's credit cards and, given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, excluding Globex, while Globex retains a 14% stake. GPA’s consolidated interest in FIC remains at 50%.

In the third quarter, FIC, including Globex’s operations, accounted for 15.0% of total sales, closing the period with 7.4 million clients. Default remained under control, thanks to a rigorous credit‐granting policy.

As a result, FIC’s equity income was R$11.7 million, six times more than the same period a year earlier. Of this total, R$9.5 million went to GPA and R$2.3 million to Globex.

This performance was in line with the Group’s strategy of increasing the FIC card’s share of sales, making it the best payment option in the stores and e‐commerce operations, with exclusive benefits and advantages for cardholders.

In the first nine months, equity income, including Globex’s operations, totaled R$36.0 million, of which R$26.4 million went to GPA and R$9.6 million to Globex.

Net Income
GPA Food s net income totaled R$138.0 million in 3Q10

GPA FOOD

	3Q10 (exc. Globex)	3Q09 (exc. Globex)	Chg.	9M10 (exc. Globex)	9M09 (exc. Globex)	Chg.

(R$ million)(1)
Net Income	138.0	206.7	-33.3%	349.9	433.3	-19.3%
Net Margin - %	2.5%	4.1%	-160 bps(2)	2.1%	2.9%	-90 bps(2)
Tax Installments	2.2	-	-	72.3	-	-
ZBB Restructuring	6.3	-	-	6.3	-	-
Income Tax	(2.3)	-	-	(10.4)	-	-
Minority Interest	(0.6)	-	-	(18.1)	-	-
Non-recurring Result(2)	-	(52.2)	-	-	(52.2)	-
Adjusted Net Income	143.6	154.5	-7.1%	400.0	381.1	4.9%
Adjusted Net Margin - %	2.6%	3.0%	-40 bps(2)	2.4%	2.6%	-20 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, net income came to R$138.0 million and the net margin stood at 2.5%.

It is worth noting that if we exclude the non‐recurring effects in 3Q10 (REFIS complement in Rio de Janeiro of a negative R$2.2 million and restructuring expenses from the ZBB process totaling a negative R$6.3 million), the adjusted net income totaled R$143.6 million.

In the first nine months, net income totaled R$349.9 million, equivalent to 2.1% of net sales. Excluding nonrecurring items in 9M10, net income would have increased by 4.9% to R$400.0 million.

CONSOLIDATED

	3Q10 co nso lid at ed ( inc. Glo bex)	3Q09 co nsolid at ed ( inc. Globex)	C hg.	9M10 co nso lid at ed ( inc. Glo bex)	9M09 co nsolid at ed ( inc. Globex)	C hg.

(R$ million)(1)
Net Income	115.1	164.6	-30.1%	303.6	391.2	-22.4%
Net Margin - %	1.6%	2.7%	-110 bps(2)	1.4%	2.5%	-110 bps(2)
Tax Installments	2.2	-	-	66.7	-	-
ZBB Restructuring	6.3	-	-	6.3	-	-
Income Tax	(2.3)	-	-	(8.5)	-	-
Minority Interest	(0.6)	-	-	(18.1)	-	-
Non-recurring Result(2)	-	(52.2)	-	-	(52.2)	-
Changing in Recognition of Receivables	11.9	-	-	33.0	-	-
Adjusted Net Income	132.6	112.4	18.0%	383.0	339.0	13.0%
Adjusted Net Margin - %	1.9%	1.8%	10 bps (2)	1.8%	2.2%	-40 bps (2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

In the third quarter, consolidated net income stood at R$115.1 million, accompanied by a net margin of 1.6%, impacted by GPA and Globex’s net financial expenses. Excluding non‐recurring effects in 3Q10, net income totaled R$ 132.6 million.

In the first nine months, consolidated net income came to R$303.6 million, equivalent to 1.4% of net sales.

Excluding non‐recurring items in 9M10, net income totaled R$383.0 million.

Assaí Atacadista
In the quarter, EBITDA totaled R$25.6 million, 46.9% up on 3Q09

In the third quarter, Assaí recorded gross sales of R$816.2 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins(6), 47.5% up on 3Q09, fueled by the sales of new channels, organic growth, conversion of stores, and the format’s improved operating result. Net sales accompanied the gross sales growth, climbing to R$736.5 million.

Gross profit totaled R$108.5 million, with a margin of 14.7%, 10 bps up on 3Q09.

Total operating expenses came to R$82.9 million, equivalent to 11.3% of net sales, very close to the 3Q09 ratio, but 80 bps down on 2Q10.

EBITDA amounted to R$25.6 million, 46.9% up on 3Q09, with a margin of 3.5%, i.e. up by 100 bps, evidence of an improved operating performance despite the new stores under maturation.

In the first nine months (6), Assaí posted gross sales of R$2,237.3 million and net sales of R$2,021.1 million, 49.2% and 49.6% up, respectively, on 9M09.

Gross profit totaled R$288.0 million, with a margin of 14.2%, 10 bps down on the 14.3% margin recorded in 9M09, due to investments in competitive pricing at the beginning of 2010.

Total operating expenses came to R$227.6 million, representing 11.3% of net sales, 90 bps less than the same period last year.

EBITDA stood at R$60.4 million, 143.9% up year‐on‐year, with a margin of 3.0%, a 120 bps improvement.

(6) The Tocantins store was included in the figures for all months in 2010.

Globex Utilidades S.A.
In same store terms, gross sales increased by 39.9%

In the third quarter, gross sales came to R$ 1,720.1 million, 41.7% up on the same period in 2009, while net sales grew by 49.3% to R$ 1,514.5 million.

Gross profit stood at R$300.3 million, 86.9% up on the same period last year, with a gross margin of 19.8%, a 400 bps improvement.

Total operating expenses came to R$223.2million, representing 14.7% of net sales, a 190 bps reduction compared to the 3Q09.

EBITDA was a positive R$77.1 million, with a margin of 5.1%, versus a negative R$8.3 million in 3Q09.

The net financial result was a negative R$89.6 million. It is worth noting that, in this quarter, there was a nonrecurring expense of R$18.0 million due to the change in the criterion for booking the cost of discounted receivables. Excluding this effect, the net financial expense would reach R$71.6 million, representing 4.7% of net sales.

Equity income, considering Globex’s 14% interest in FIC, came to R$2.3 million. This performance was in line with the strategy of increasing the FIC card’s share of sales, making it the best payment option in the Group’s stores and e‐commerce operations, with exclusive benefits and advantages for card‐holders.

The net result was a loss of R$18.3 million, a R$25.9 million improvement over the loss recorded in 3Q09.

Globex's investments totaled R$9.4 million, less than the R$15.9 million recorded in 3Q09. The reduction was due to the Company’s decision to concentrate first on capitalizing the existing assets and maximizing the synergies with Casas Bahia.

Investments
GPA invested R$293.1 million in 3Q10

GPA FOOD

In the third quarter, GPA invested a total of R$293.1 million in 3Q10, versus R$215.7 million in 3Q09.

The main quarterly investments were:

  R$93.7 million in the opening and construction of new stores and the acquisition of strategic sites;

  R$110.6 million in store renovations and conversions;

  R$88.7 million in infrastructure (technology and logistics) and others.

In the first nine months, the Group invested R$682.5 million, 58.8% more than in 9M09. Investments should reach R$1.3 billion by year‐end.

In this quarter, ten new stores were opened in the quarter: 2 Extra Supermercado stores, 5 Extra Fácil stores and 2 Assaí stores in São Paulo and 1 Extra Hipermercado in Piauí. In addition, 1 CompreBem store was converted into an Assaí store and 12 CompreBem stores were converted into Extra Supermercado format in São Paulo, 6 Sendas stores were converted into Extra Supermercados in Rio de Janeiro, 1 Extra Hipermercado store was converted into the Assaí format in São Paulo, and 2 Sendas stores were converted into Assaí stores in Rio de Janeiro. It is worth noting that the sales area expanded by 1.0% in 3Q10 and 2.5% in 9M10.

By the end of 2010, GPA expects to record sales area growth of 7.0% over 2009, giving a total sales area of 1.5 million sq.m., which includes the opening of 5 more Extra Hipermercado stores and 9 Assaí stores in 4Q10.

Dividend Payments
R$19.6 million to be paid as dividends in the quarter

On November 10, 2010, the Board of Directors approved the prepayment of interim dividends of R$0.08 per class A preferred share and R$ 0.0727272 per common share. Dividends in 3Q10 will total R$19.6 million, in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends in relation to the third quarter of 2010 will be paid on December 1, 2010. Shareholders registered as such on November 17, 2010 will be entitled to receive the payment. As of November 18, 2010, shares will be traded ex‐dividends until the payment date.

The following information has not been reviewed by the independent auditors.

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)

Reported	3Q10 consolidated (inc. Globex)	3Q09 consolidated (inc. Globex)%		9M10 consolidated (inc. Globex)	9M09 consolidated (inc. Globex)%

Gross Sales Revenue	7,939,559	6,866,301	15.6%	23,540,650	17,798,964	32.3%
Net Sales Revenue	7,100,356	6,088,161	16.6%	21,051,753	15,736,457	33.8%
Cost of Goods Sold	(5,356,120)	(4,639,888)	15.4%	(16,000,397)	(11,844,519)	35.1%
Gross Profit	1,744,236	1,448,271	20.4%	5,051,357	3,891,937	29.8%
Selling Expenses	(1,063,505)	(943,755)	12.7%	(3,180,833)	(2,456,046)	29.5%
General and Administrative Expenses	(187,267)	(156,461)	19.7%	(571,769)	(430,406)	32.8%
Total Operating Expenses	(1,250,773)	(1,100,216)	13.7%	(3,752,603)	(2,886,453)	30.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	493,463	348,055	41.8%	1,298,754	1,005,484	29.2%
Depreciation	(128,438)	(122,892)	4.5%	(381,075)	(336,407)	13.3%
Earnings before interest and taxes
- EBIT	365,024	225,162	62.1%	917,679	669,077	37.2%
Financial Revenue	77,434	68,986	12.2%	221,774	189,982	16.7%
Financial Expenses	(269,158)	(136,413)	97.3%	(686,958)	(389,682)	76.3%
Net Financial Revenue (Expense)	(191,724)	(67,427)	184.3%	(465,184)	(199,700)	#####
Equity Income	11,740	1,587		35,990	8,884	305.1%
Result from Permanent Assets	2,284	(98)	######	3,974	(886)	-548.5%
Nonrecurring Result	(8,564)	(31,425)	-72.7%	(78,660)	(31,425)	150.3%
Other Operating Revenue (Expenses)	(6,944)	(520)		20,869	(520)
Income Before Income Tax	171,816	127,281	35.0%	434,668	445,430	-2.4%
Income Tax	(55,002)	64,746		(135,703)	(22,029)	516.0%
Income Before Minority Interest	116,814	192,025	-39.2%	298,965	423,401	-29.4%
Minority Interest	6,674	(25,447)		28,218	(22,663)
Income Before Profit Sharing	123,489	166,580	-25.9%	327,182	400,737	-18.4%
Employees' Profit Sharing	(8,383)	(2,008)	317.5%	(23,582)	(9,580)	146.2%
Net Income	115,106	164,572	-30.1%	303,600	391,158	-22.4%
Net Income per share	0.4474	0.6475		1.1800	1.5391
# of shares ('000) - ex shares in treasury	257,288	254,148		257,288	254,148

% of Net Sales	3Q10	3Q09		9M10	9M09
Gross Profit	24.6%	23.8%		24.0%	24.7%
Selling Expenses	-15.0%	-15.5%		-15.1%	-15.6%
General and Administrative Expenses	-2.6%	-2.6%		-2.7%	-2.7%
Total Operating Expenses	-17.6%	-18.1%		-17.8%	-18.3%
EBITDA	7.0%	5.7%		6.2%	6.4%
Depreciation	-1.8%	-2.0%		-1.8%	-2.1%
EBIT	5.1%	3.7%		4.4%	4.3%
Net Financial Income (Expenses)	-2.7%	-1.1%		-2.2%	-1.3%
Result from Permanent Assets	0.0%	0.0%		0.0%	0.0%
Other Operating Revenue (Expenses)	-0.1%	-0.5%		-0.4%	-0.2%
Income Before Income Tax	2.4%	2.1%		2.1%	2.8%
Income Tax	-0.8%	1.1%		-0.6%	-0.1%
Minority Interest/Employees' Profit Sharing	0.0%	-0.5%		0.0%	-0.2%
Net Income	1.6%	2.7%		1.4%	2.5%

Consolidated Balance Sheet Based on Law 11,638/07 (R$ thousand)

	September 30		June 30

ASSETS	2010 ( inc. Globex)	2010 ( exc. Globex)	2010 ( inc. Globex)	2010 ( exc. Globex)

Current Assets	8,705,954	7,293,347	8,253,615	6,809,590
Cash and banks	265,687	184,842	226,538	201,886
Marketable Securities	1,862,348	1,829,537	1,541,662	1,507,958
Accounts Receivable	556,365	434,280	827,936	674,256
Credit Sales with post-dated checks	6,532	6,532	7,192	7,192
Credit Cards	353,515	291,316	643,479	540,935
Sales Vouchers	17,795	17,795	28,968	28,968
Others	198,335	126,136	166,112	104,318
Allowance for Doubtful Accounts	(19,811)	(7,498)	(17,815)	(7,157)
Resulting from Commercial Agreements	407,045	407,045	255,360	255,360
Accounts Receivables (FIDC)	1,183,000	1,183,000	1,151,649	1,151,649
Inventories	3,016,278	2,283,837	2,816,066	2,084,975
Recoverable Taxes	727,562	469,564	705,113	450,128
Deferred Income Tax and Social Contribution	228,788	197,541	196,541	165,294
Related Parties	-	-	-	-
Other Accounts Receivable	96,240	-	136,253	-
Prepaid Expenses	185,534	151,042	229,594	182,593
Others	177,107	152,658	166,904	135,492

Noncurrent Assets	9,902,511	9,631,535	9,672,580	9,472,871
Long-Term Assets	2,549,774	1,937,827	2,543,648	1,981,325
Trade Accounts Receivable	468,869	450,311	442,527	442,527
Recoverable Taxes	208,795	129,840	191,553	116,022
Deferred Income Tax and Social Contribution	1,041,255	540,584	1,106,956	608,444
Amounts Receivable from Related Parties	289,337	372,727	294,612	414,169
Judicial Deposits	523,626	429,921	472,628	383,001
Expenses in Advance and Others	17,891	14,443	35,371	17,162
Investments	249,383	815,723	237,643	830,298
Property and Equipment	5,650,599	5,478,782	5,437,575	5,260,968
Intangible Assets	1,452,755	1,399,202	1,453,715	1,400,280

TOTAL ASSETS	18,608,465	16,924,882	17,926,195	16,282,460

	September 30		June 30

LIABILITIES	2010 ( inc. Globex)	2010 ( exc. Globex)	2010 ( inc. Globex)	2010 ( exc. Globex)

Current Liabilities	5,903,834	4,682,633	5,856,276	4,599,030
Suppliers	3,274,124	2,441,862	3,263,749	2,397,250
Loans and Financing	825,946	779,326	810,444	749,635
Debentures	491,204	491,204	502,964	502,964
Payroll and Related Charges	400,164	341,176	364,994	269,003
Taxes and Social Contribution Payable	185,350	123,689	282,533	155,564
Dividends Proposed	2,981	1,348	3,349	1,674
Financing for Purchase of Fixed Assets	14,211	14,211	14,212	14,212
Rents	64,168	51,696	47,913	47,913
Recallable Fund Quotas (FIDC)	-	-	-	-
Acquisition of Companies	173,078	173,063	174,832	174,832
Debt with Related Parties	94,332	13,977	36,892	13,867
Advertisement	25,160	25,160	45,825	45,825
Provision fo Restructuring	1,595	-	10,135	-
Adiantamento de clientes	19,769	-	17,860	-
Tax Installments	54,072	52,439	52,054	52,054
Others	277,680	173,482	228,518	174,235

Long-Term Liabilities	5,764,064	5,306,491	5,226,008	4,844,625
Loans and Financing	1,760,845	1,480,011	1,272,566	987,134
Recallable Fund Quotas (FIDC)	1,158,923	1,158,923	1,126,675	1,126,675
Debentures	1,051,519	1,051,519	1,035,695	1,035,695
Tax Installments	1,313,313	1,264,800	1,294,751	1,249,965
Provision for Contingencies	297,295	187,414	284,237	170,640
Debt with Related Parties	-	-	137,455	85,139
Advanced Revenue	11,057	-	13,331	-
Others	171,112	163,826	61,298	189,377

Minority Interest	61,814	57,004	68,561	63,455

Shareholders' Equity	6,878,754	6,878,754	6,775,350	6,775,350
Capital	5,574,379	5,574,379	5,573,438	5,573,438
Capital Reserves	448,729	448,729	441,782	441,782
Profit Reserves	855,646	855,646	760,129	760,129

TOTAL LIABILITIES	18,608,465	16,924,882	17,926,195	16,282,460

Consolidated Cash Flow - Based on Law 11,638/07 (R$ thousand)

	September 30
Cash Flow from Operating Activities	2010 (inc. Globex)	2009 ( inc. Globex)
Net Income for the Period	303,600	397,633
Adjustment to reconcile net income
Deferred Income Tax	107,093	-13,395
Residual Value of Permanent Asset Disposals	41,805	-117
Depreciation and Amortization	381,075	336,446
Interest and Monetary Variation	192,346	323,260
Adjustment to present value	97,041	-2,915
Equity Income Results	(35,990)	-8,884
Provision for Contingencies	67,656	54,567
Provision for Fixed Assets Write-off and Losses	(46,005)	1,562
Provision for Amortization of Goodw ill	-	-
Compensation in Shares	20,219	18,507
Minoritary Interest	(28,218)	22,829
	1,100,622	1,129,493
(Increase) Decrease in Assets
Accounts Receivable	115,207	74,655
Inventories	(192,733)	-465,557
Recoverable Taxes	(255,629)	357,196
Other Assets	(113,074)	-2,899
Related Parties	39,363	15,469
Judicial Deposits	(89,033)	-60,645
	-495,899	-81,781
(Increase) Decrease in Liabilities
Suppliers	(742,498)	110,919
Payroll and Related Charges	(28,154)	122,332
Income Tax and Social Contribution Payable	(21,931)	1,099,344
Contingencies	(60,638)	-1,145,889
Other Accounts Payable	(15,789)	-84,487
	-869,010	102,219
Net Cash Flow Generated (Used) in Operating Activities	-264,287	1,149,931

	September 30
Net Cash from Investing activities	2010 (inc. Globex)	2009 ( inc. Globex)
Cash, net of Acquisitions	-	82,765
Acquisition of Companies	(28,553)	-698,305
Acquisition of Capital at Subisidiaries	(971)	-16,277
Acquisition of Property and Equipment	(758,814)	-395,615
Increase in Intangible Assets	(33,579)	-37,645
Sales of Property and Equipment	6,883	2,833
Net Cash Flow Generated (Used) in Investing Activities	-815,034	-1,062,244
Cash Flow from Financing Activities
Capital Increase	30,240	663,747
Increase of Minority Interest	-	-
Financing	-	-
Funding and Refinancing	1,362,030	252,268
Payments	(291,016)	-266,244
Payment of Intereset	(106,466)	-110,677
Payment of dividends	(131,632)	-98,690
Net Cash Flow Generated (Used) in Financing Activities	863,156	440,404
Cash, Banks and Marketable Securities at beginning of the period	2,344,200	1,625,612
Cash, Banks and Marketable Securities at end of the period	2,128,035	2,153,703
Changes in cash and cash equivalent	-216,165	528,091

Breakdown of Gross Sales by Format (R$ thousand)

1st Half	2010	%	2009	%	Var.(%)
Pão de Açúcar	2,308,844	14.8%	2,027,815	18.5%	13.9%
Extra(1)(4)	6,311,891	40.5%	5,489,982	50.2%	15.0%
CompreBem	1,389,530	8.9%	1,374,412	12.6%	1.1%
Extra Eletro	247,827	1.6%	200,912	1.8%	23.4%
Sendas(2)	951,064	6.1%	893,880	8.2%	6.4%
Assai	1,421,073	9.1%	945,662	8.6%	50.3%
Ponto Frio(3)(4)	2,970,862	19.0%	-	-	-
Grupo Pão de Açúcar	15,601,091	100.0%	10,932,663	100.0%	42.7%
GPA ex Ponto Frio	12,630,229	-	10,932,663	100.0%	15.5%

3rd Quarter	2010	%	2009	%	Var.(%)
Pão de Açúcar	1,148,142	14.5%	1,047,610	15.3%	9.6%
Extra(1) (4)	3,096,612	39.0%	2,848,103	41.5%	8.7%
CompreBem	630,262	7.9%	667,695	9.7%	-5.6%
Extra Eletro	116,156	1.5%	107,536	1.6%	8.0%
Sendas(2)	411,885	5.2%	427,876	6.2%	-3.7%
Assai	816,356	10.3%	553,521	8.1%	47.5%
Ponto Frio(3) (4)	1,720,147	21.7%	1,213,959	17.7%	41.7%
Grupo Pão de Açúcar	7,939,559	100.0%	6,866,301	100.0%	15.6%
GPA ex Ponto Frio	6,219,412	-	5,652,342	-	10.0%

9 Months	2010	%	2009	%	Var.(%)
Pão de Açúcar	3,456,986	14.7%	3,075,425	17.3%	12.4%
Extra(1) (4)	9,408,504	40.0%	8,338,086	46.8%	12.8%
CompreBem	2,019,791	8.6%	2,042,107	11.5%	-1.1%
Extra Eletro	363,982	1.5%	308,448	1.7%	18.0%
Sendas(2)	1,362,949	5.8%	1,321,756	7.4%	3.1%
Assai	2,237,430	9.5%	1,499,183	8.4%	49.2%
Ponto Frio(3) (4)	4,691,009	19.9%	1,213,959	6.8%	286.4%
Grupo Pão de Açúcar	23,540,651	100.0%	17,798,964	100.0%	32.3%
GPA ex Ponto Frio	18,849,642	-	16,585,005	-	13.7%

(1)Includes Extra Fácil and Extra Perto sales
(2)Sendas stores which are part of Sendas Distribuidora S/A
(3)Ponto Frio sales as of 3Q09
(4)As of 2Q10, Extra.com.br sales are included in Globex operations

Breakdown of Net Sales by Format (R$ thousand)

1st Half	2010	%	2009	%	Var.(%)
Pão de Açúcar	2,082,736	14.9%	1,805,418	18.7%	15.4%
Extra(1)(4)	5,636,460	40.4%	4,800,684	49.8%	17.4%
CompreBem	1,286,195	9.2%	1,244,518	12.9%	3.3%
Extra Eletro	229,222	1.6%	163,597	1.7%	40.1%
Sendas(2)	838,698	6.0%	786,187	8.1%	6.7%
Assai	1,284,598	9.2%	847,893	8.8%	51.5%
Ponto Frio(3)(4)	2,593,488	18.6%
Grupo Pão de Açúcar	13,951,397	100.0%	9,648,296	100.0%	44.6%
GPA ex Ponto Frio	11,357,909	-	9,648,296	100.0%	17.7%

3rd Quarter	2010	%	2009	%	Var.(%)
Pão de Açúcar	1,032,590	14.5%	940,922	15.5%	9.7%
Extra(1) (4)	2,764,231	38.9%	2,544,224	41.8%	8.6%
CompreBem	582,625	8.2%	613,891	10.1%	-5.1%
Extra Eletro	107,746	1.5%	99,346	1.6%	8.5%
Sendas(2)	361,989	5.1%	373,054	6.1%	-3.0%
Assai	736,688	10.4%	502,826	8.3%	46.5%
Ponto Frio(3) (4)	1,514,486	21.3%	1,014,498	16.7%	49.3%
Grupo Pão de Açúcar	7,100,356	100.0%	6,088,760	100.0%	16.6%
GPA ex Ponto Frio	5,585,869	-	5,074,262	-	10.1%

9 Months	2010	%	2009	%	Var.(%)
Pão de Açúcar	3,115,327	14.8%	2,746,340	17.5%	13.4%
Extra(1) (4)	8,400,692	39.9%	7,344,908	46.7%	14.4%
CompreBem	1,868,820	8.9%	1,858,409	11.8%	0.6%
Extra Eletro	336,967	1.6%	262,943	1.7%	28.2%
Sendas(2)	1,200,687	5.7%	1,159,240	7.4%	3.6%
Assai	2,021,286	9.6%	1,350,718	8.6%	49.6%
Ponto Frio(3) (4)	4,107,974	19.5%	1,014,498	6.4%	304.9%
Grupo Pão de Açúcar	21,051,753	100.0%	15,737,057	100.0%	33.8%
GPA ex Ponto Frio	16,943,779	-	14,722,559	-	15.1%

(1)Includes Extra Fácil and Extra Perto sales
(2)Sendas stores which are part of Sendas Distribuidora S/A
(3)Ponto Frio sales as of 3Q09
(4)As of 2Q10, Extra.com.br sales are included in Globex operations

Sales Breakdown (% of Net Sales)

	2010		2009
	3rd Quarter Consolidated ( inc. Globex)	9 Months Consolidated ( inc. Globex)	3rd Quarter Consolidated ( inc. Globex)	9 Months Consolidated ( inc. Globex)

Cash	46.7%	46.5%	47.6%	48.9%
Credit Card	46.3%	46.3%	44.4%	42.1%
Food Voucher	6.4%	6.5%	6.7%	8.0%
Credit	0.6%	0.7%	1.3%	1.0%
Post-dated Checks	0.2%	0.2%	0.8%	0.8%
Installment Sales	0.4%	0.5%	0.5%	0.3%

	2010		2009
	3rd Quarter	9 Months	3rd Quarter	9 Months
	( exc. Globex)	( exc. Globex)	( exc. Globex)	( exc. Globex)
Cash	50.7%	49.9%	48.9%	49.1%
Credit Card	40.9%	41.7%	42.2%	41.7%
Food Voucher	8.1%	8.1%	8.1%	8.3%
Credit	0.2%	0.3%	0.9%	0.8%
Post-dated Checks	0.2%	0.3%	0.9%	0.8%
Installment Sales	0.0%	0.0%	0.0%	0.1%

Stores Openings / Closings / Conversions per Format

	Pão de Açúcar	Extra Hiper	Extra- Eletro	Compre Bem	Sendas	Extra Super	Extra Fácil	Assaí	Ponto Frio	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees
06/30/2009	145	102	47	163	71	5	47	34	455	1,069	1,713,919	80,679
12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244
Opened		1					9	1		11
Closed				-1	-1					-2
*Converted				-1				1		-
03/31/2010	145	104	47	155	67	13	61	42	455	1,089	1,755,298	84,468
Opened	1	1					8	1	2	13
Closed										-
*Converted				-2		2				-
06/30/2010	146	105	47	153	67	15	69	43	457	1,102	1,767,133	87,489
Opened		1				2	5	2		10
Closed										-
*Converted		-1		-10	-8	16		3		-
09/30/2010	146	105	47	143	59	33	74	48	457	1,112	1,781,606	88,066

3Q10 Results Conference Call
Thursday, November 11, 2010

Conference Call in Portuguese with simultaneous translation into English: 12:00 p.m.   Brasília time |  9:00 a.m.  New York time Dial in: +55 (11) 3301 3000 Code: GPA

A live webcast is available on the Company s site: www.grupopaodeacucar.com.br/ir/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 3127 4999 – Code: 48119589

Investor Relations

Investor Relations
Vitor Fagá
vitor.faga@grupopaodeacucar.com.br		Fax: Telephone: +55(11) +55 3884-2677 (11) 3886-0421
Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.grupopaodeacucar.com.br/ir/gpa

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil's general economic performance, on the industry and  on international markets, and are therefore subject to change

Grupo Pão de Açúcar operates 1,112 stores, 80 gas stations and 153 drugstores in 19 states and the Federal District. The Group s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), atacarejo (wholesale/retail) (Assaí), and e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. Thanks to the recent association with Casas Bahia, the Group will add around 519 more points of sale and an e-commerce site (www.casasbahia.com.br). In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country s leading markets.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.